SD 2/29/16

16003153

N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

SEC Mail Processing Section

FEB 26 2016

Washington DC 416

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FENWICK SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5217 LOVERS LANE
(No. and Street)

KALAMAZOO, MI 49002
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STAN WHITTLESEY - 317-594-0023
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ERIC ARNOLD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FENWICK SECURITIES, INC., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Kelly A. Jensen, Notary Public
State of Michigan, County of Kalamazoo
My Commission Expires 11/29/2021
Acting in the County of Kalamazoo

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FENWICK SECURITIES, INC.

REPORT ON AUDIT OF
FINANCIAL STATEMENTS

DECEMBER 31, 2015

EDWARD OPPERMAN, CPA
CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNER IN SUCCESS"

FENWICK SECURITIES, INC.

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Fenwick Securities, Inc.
Kalamazoo, Michigan

We have audited the accompanying statement of financial condition of Fenwick Securities, Inc. (a Michigan corporation), as of December 31, 2015, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Fenwick Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fenwick Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Requirements – Schedule I has been subjected to audit procedures performed in conjunction with the audit of Fenwick Securities, Inc.'s financial statements. The supplemental information is the responsibility of Fenwick Securities, Inc.'s management. Our audit procedures including determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Requirements – Schedule I is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 24, 2016

FENSWICK SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

CURRENT ASSETS	
Cash	$ 12,374
	12,374
OTHER ASSETS	
FINRA deposits	215
TOTAL ASSETS	12,589

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Federal income taxes payable	498
TOTAL LIABILITIES	498
STOCKHOLDERS' EQUITY	
Common stock (stated value $1, authorized 60,000 shares, 50 issued and outstanding)	50
Additional paid in capital	11,157
Retained earnings	884
TOTAL STOCKHOLDERS' EQUITY	12,091
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 12,589

FENWICK SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE	
Commissions	$ 78,964
Interest income	1
TOTAL REVENUE	78,965
EXPENSES	
Commissions	23,674
Management fees	36,000
Professional fees	12,430
Fees	3,046
Bond	497
TOTAL EXPENSES	75,647
Income before income tax	3,318
Provision for income tax	(498)
NET INCOME	$ 2,820
Earning (Loss) per share of common stock	$ 56.40

FENWICK SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholders' Equity
BALANCE AT BEGINNING OF YEAR	$ 50	$ 11,157	$ 9,221	$ 20,428
Net Income			2,820	2,820
Distributions	-	-	(11,157)	(11,157)
BALANCE AT END OF YEAR	$ 50	$ 11,157	$ 884	$ 12,091

FENWICK SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	2,820
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) decrease in operating assets:		
Deposits		1,150
Increase (decrease) in operating liabilities:		
Income tax payable		(502)
Net Cash Provided by Operating Activities		3,468
CASH FLOWS FROM INVESTING ACTIVITIES		
Distributions		(11,157)
Net Cash (Used in) Investing Activities		(11,157)
NET DECREASE IN CASH		(7,689)
CASH AT BEGINNING OF YEAR		20,063
CASH AT END OF YEAR	$	12,374
SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES		
Cash Paid During the Year for: Taxes	$	1,000

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Fenwick Securities, Inc. (the Firm) was formed on April 1, 1998 as a corporation in the state of Michigan. The Firm is a registered securities broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Firm is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions. Its customers are located primarily in Southwest Michigan.

b. Financial Instruments—The Firm's financial instruments consist of cash, accounts receivable and current liabilities. The Firm's estimates of fair value for financial instruments approximate their carrying amounts.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Firm's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

d. Commissions—The Firm Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

e. Cash Equivalents—For purposes of the statements of cash flows, cash is defined as cash in checking, savings, and money market accounts.

f. Income Taxes—The Firm has adopted ASC Topic 740-10, *Accounting for Uncertainty in Income Taxes*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must more more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2015 the Firm had no material uncertain tax positions to be accounted for in the financial statements under these rules.

   Management believes it is no longer subject to income tax examinations for years prior to 2012.

NOTE 2: CONCENTRATION OF CREDIT RISK

The Firm is engaged in various brokerage activities whose counterparties primarily include mutual fund companies, insurance companies, and other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Firm sells its products to various customers located near its principal office, primarily within the Southwest portion of Michigan.

NOTE 3: RELATED PARTY TRANSACTIONS

The Firm has an annual agreement to share office space and certain administrative expenses with another entity under common control. The Firm's share of such costs are included in operating expenses as management fees, professional fees, and software and totaled $36,000 for the year ended December 31, 2015.

NOTE 4: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Firm had a net capital of $11,876 at December 31, 2015, which was $6,876 in excess of its required net capital at December 31, 2015. The Firm had aggregate indebtedness totaling $498 at December 31, 2015. The Firm's Net Capital after the computation of aggregate indebtedness was $5,876 with a percentage of aggregate indebtedness to Net Capital of 4.19% as of December 31, 2015

NOTE 6: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of this report, the date on which the financial statements were available to be issued.

FENWICK SECURITIES, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS

AS OF DECEMBER 31, 2015

SCHEDULE I

COMPUTATION OF NET CAPITAL	
Total ownership equity from Statement of Financial Condition	$ 12,091
less nonallowable assets from Statement of Financial Condition	(215)
Total ownership equity qualified for Net Capital	11,876
Haircuts on securities	-
Net Capital	11,876
Aggregate indebtedness	498
Net Capital required based on aggregate indebtedness (6-2/3%)	33
COMPUTATION OF BASIS NET CAPITAL REQUIREMENT	
Minimum dollar net capital requirement of reporting broker or dealer	5,000
Excess net capital	6,876
COMPUTATION OF AGGREGATE INDEBTEDNESS	
(a) - 10% of total aggregate indebtedness	50
(b) - 120% of minimum net capital requirements	6,000
Net Capital less the greater of (a) or (b)	$ 5,876
Percentage of Aggregate Indebtedness to Net Capital	4.19%

At December 31, 2015, there were no material differences between audited net capital, above, and net capital as reported in the Firm's Part II (unaudited) FOCUS report. As a result, no reconciliation has been presented.

The Firm claims exemption under section (k) (1), Limited Business (mutual funds and/or variable annuities only). As a result, schedules II III and IV, required under rue 15c3-3 of the Securities and Exchange Commission, have not been presented.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335
EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT
"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board of Directors
Fenwick Securities, Inc.
Kalamazoo, Michigan

In planning and performing our audit of the financial statements of Fenwick Securities, Inc. as of and for the year ended December 31 ,2015, in accordance with auditing standards generally accepted in the United States of America, we considered Fenwick Securities, Inc.'s internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Fenwick Securities, Inc.'s internal control. Accordingly, we do not express an opinion on the effectiveness of Fenwick Securities, Inc..'s internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Fenwick Securities, Inc. including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because Fenwick Securities, Inc.. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Fenwick Securities, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(CONTINUED)

(CONTINUED)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Fenwick Securities, Inc.'s practices and procedures, as described in the second paragraph of this report, were adequate as of the date of this report, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 24, 2016

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

The Board of Directors
Fenwick Securities Inc.
Kalamazoo, Michigan

Reference: Reconciliation between the audited computation of net capital and the broker dealer's unaudited net capital computation as reported on the December 31, 2015 Part 11A filing.

Conclusion: There were no material differences between the audited and unaudited net capital computation. The only difference was the accrual adjustment of receivables.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 2, 2016

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

The Board of Directors
Fenwick Securities, Inc.
Kalamazoo, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2015 to December 31, 2015, which were agreed to by Fenwick and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Fenwick Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Fenwick Securities, Inc.'s management is responsible for Fenwick Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, noting no differences;
- Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2015 less revenues reported on the FOCUS reports for the period from January 1, 2015 to March 31, 2015, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2015 to December 31, 2015 noting no material differences;
- Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting the only difference was the accrual adjustment of receivables;
- Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting the difference was the accrual adjustment of receivables; and
- Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 24, 2016

FSI Fenwick Securities, Inc.
INVESTMENTS • FINANCIAL PLANNING • CONSULTING

Exemption Statement with regard to rule 15c3-3

Fenwick Securities, Inc. (FSI) (CRD 45353 , SEC file8-45353) is a $5,000 minimum net capital non-carrying, non-clearing broker/dealer and is exempt from reserve requirements, with exemptions, according to rule 15c3-3(k)(1).

Exemption Report under rule 15c3-3(k)

FSI has met the exemption provision above mentioned throughout the past calendar year ending December 31, 2015.

To the best of my knowledge and belief, the above statements are true without exception.

Fenwick Securities, Inc.

Eric B. Arnold
President

5217 Lovers Lane • Kalamazoo, Michigan 49002 • (269) 382-5280 • Fax (269) 382-5285

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS
FENWICK SERCURITIES, INC.
KALAMAZOO, MICHIGAN

We have examined FENWICK SECURITIES, INC.'S statements, included in the accompanying Exemption Report, that (1) **FENWICK SERCURITIES, INC.**'S internal control over compliance was effective during the most recent fiscal year ended **DECEMBER 31, 2015**; (2) **FENWICK SERCURITIES, INC.**'S internal control over compliance was effective as of **DECEMBER 31, 2015**; 3) **FENWICK SERCURITIES, INC.** was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of the date of this letter; and (4) the information used to state that **FENWICK SERCURITIES, INC.** was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from **FENWICK SERCURITIES, INC.**'S books and records. **FENWICK SERCURITIES, INC.**'S management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing **FENWICK SERCURITIES, INC.** with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, that requires account statements to be sent to the customers of **FENWICK SERCURITIES, INC.** will be prevented or detected on a timely basis. Our responsibility is to express an opinion on **FENWICK SERCURITIES, INC.**'S statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether **FENWICK SERCURITIES, INC.**'S internal control over compliance was effective as of and during the most recent fiscal year ended **DECEMBER 31, 2015**; FENWICK SECURITIES, INC. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of **DECEMBER 31, 2015**; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of **DECEMBER 31, 2015** was as derived from **FENWICK SERCURITIES, INC.**'S books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating **FENWICK SERCURITIES, INC.**'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from **FENWICK SERCURITIES, INC.**'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, **FENWICK SERCURITIES, INC.**'s statements referred to above are fairly stated, in all material respects.

Sincerely,

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
1901 KOSSUTH STREET
LAFAYETTE, IN
FEBRUARY 24, 2016